CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
For the month of November 2007
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

ASX/NASDAQ Media release	2 November 2007
PHARMAXIS TO EXPAND MANUFACTURING CAPACITY
Pharmaxis (ASX:PXS, PXSL:NASDAQ) today announced moves to expand its manufacturing capacity with the signing of an agreement for the construction of a new state of the art facility at Frenchs Forest, Sydney.
Following completion of construction in the fourth quarter of 2008, Pharmaxis may lease the 7,000 square metre manufacturing and research facility for a term of 15 years with two options to renew of five years each.
The purpose built facility will include an expanded manufacturing plant with initial capacity sufficient to supply Bronchitol to approximately 40,000 patients per year. Pharmaxis is developing Bronchitol for the treatment of diseases including cystic fibrosis, bronchiectasis and chronic bronchitis.
Construction of the key manufacturing equipment commenced in Denmark earlier in the year. In addition to manufacturing, the facility will house the commercial, clinical and administration functions of the company as well as the drug discovery group which is currently located at North Ryde.
The premises will provide further opportunities to expand initial capacity in a modular fashion.
- ends -

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson — Chief Executive Officer Ph: +61 2 9454 7200 or email alan.robertson@pharmaxis.com.au
RELEASED THROUGH:
United States:
Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com
Australia:
Felicity Moffatt, phone +61 418 677 701 or email moffattf@healthpr.com
About Pharmaxis
Pharmaxis (ACN 082 811 630) is a pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and immune disorders. Its development pipeline of products include: Aridol for the management of asthma, Bronchitol for cystic fibrosis, bronchiectasis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.
Founded in 1998, Pharmaxis is listed on the Australian Stock Exchange (symbol PXS), and on NASDAQ Global Market (symbol PXSL). The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.
Forward-Looking Statements
The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

PHARMAXIS LTD
2007 Annual General Meeting
Chairman’s Address
2007 and the last few months since June 30 have been wonderful for Pharmaxis.
Drug development is a long and expensive process with many hurdles but for those who succeed it can be a very profitable exercise.
In the year just passed, we completed a Phase III clinical trial with Bronchitol and had Aridol approved throughout the European Union. This is a good demonstration that the people at Pharmaxis have the experience and capability of executing complex multi-jurisdiction clinical trials and can navigate their way through the complex regulatory process. The Aridol clinical and regulatory program will continue to obtain marketing approvals in the other important world markets and I am confident that Bronchitol too will begin its approval for marketing cycle in the not too distant future.
Concomitant with our success in clinical work our operations staff has been planning carefully for the capacity requirements that successful registration of Bronchitol will bring. We have now committed to a major manufacturing capacity expansion that will allow us to manufacture Bronchitol at volumes sufficient to launch a serious marketing push for the product. This effort will be substantial for your company this coming 12 months.
It is very appropriate that I thank Alan Robertson for his tireless leadership at Pharmaxis and his patient communication of the Pharmaxis story to the world financial markets.
On behalf of myself and the management and staff I want also to signify appreciation of you our shareholders. It was particularly gratifying that you supported our recent capital raising as you did. Your company is much stronger for the inflow of these funds which provide great flexibility and security as we continue the journey outlined above.
Your board of directors has continued the process of transformation initiated in 2006. You will recall that Ms Brigitte Smith, our founding VC director retired at last year’s annual meeting and was subsequently replaced by Dr John Villiger. Consequently all non-executive directors of the company are now independent and more importantly the Board’s capabilities and experience include industry, technology, international, scientific, business and financial expertise appropriate for a larger international corporation.
In this context of transformation and in the spirit of transparency I am advising today that I will not seek reappointment when my position on your Board is due for re- election at the 2008 AGM. I have been Chairman for some time now and see my skills, such as they are, best focussed on the early stages of Australian technology commercialisation. There are a number of brilliantly qualified candidates well suited to the work ahead at Pharmaxis of building a very significant world business.

Pharmaxis Ltd	Unit 2, 10 Rodborough Road	T 02 9454 7200
ABN 75 082 811 630	Frenchs Forest NSW 2086	F 02 9451 3622
	Australia	www.pharmaxis.com.au

The transition will be orderly and I will serve until all is ready for hand over.
The needs of your company in the next stage of its growth will be well served by all these changes.
It is a great honour to work with the Management and team at Pharmaxis. They are demonstrated to be world class technically and wonderful people to work with on top of that.
I remain a great believer in the future of Pharmaxis and the company’s ability to achieve the milestones before it. We, the Management, staff and shareholders of Pharmaxis will transform the lives of many patients whose quality of life is not what it might be and in so doing we will deliver appreciating value to all of us and Pharmaxis can in the process become a truly significant pharmaceutical business.
Your wonderful Chief Executive Officer and Managing Director, Dr Alan Robertson in his presentation will be providing a brief review of the year behind us and what we are looking forward to in the year ahead of us.
Your outstanding CFO, Mr. David McGarvey will give an overview of the company’s financial position.
On your behalf, I want to thank your Board for their oversight and strategic direction of our company. Also on your behalf, I would also like to thank your management and staff for again delivering the success we are enjoying.
Denis M Hanley
Chairman
5 November 2007

6 November 2007
Manager of Company Announcements
Australian Stock Exchange
Exchange Centre
Level 3
20 Bridge Street
Sydney 2000
Dear Sir/Madam,
Annual General Meeting of Pharmaxis Ltd (“Company”)
Outcome of Resolutions
In accordance with ASX Listing Rule 3.13.2, the Company advises the outcomes in respect of the resolutions put to the annual general meeting of the Company held at 2.30 pm on 5 November 2007.
Item 2 relating to the approval of the remuneration report was passed as an ordinary resolution unanimously on a show of hands.
Items 3 and 4 relating to the reappointment of Mr Malcolm McComas and Dr John Villiger as directors of the Company were passed as ordinary resolutions unanimously on a show of hands.
Items 5 and 6 relating to the grant of options to directors of the Company were passed as ordinary resolutions unanimously on a show of hands.
Item 7 relating to modifications to the constitution was passed as a special resolution unanimously on a show of hands.
Enclosed with this letter are details of the proxies received in connection with the annual general meeting.
Sincerely,
David McGarvey
Company Secretary

Pharmaxis Ltd	Unit 2, 10 Rodborough Road	T 02 9454 7200
ABN 75 082 811 630	Frenchs Forest NSW 2086	F 02 9451 3622
	Australia	www.pharmaxis.com.au

Pharmaxis Ltd	Proxy Summary
Annual General Meeting	5 November 2007
2	Remuneration Report

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy’s discretion
56,264,257	5,500,043	268,189	1,935,499
The motion was carried on a show of hands as an ordinary resolution.

3	Re-election of Mr Malcolm McComas as a Non Executive Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy’s discretion
61,590,769	36,900	441,020	1,899,299
The motion was carried on a show of hands as an ordinary resolution.

4	Re-election of Dr John Villiger as a Non Executive Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy’s discretion
61,605,269	400	435,020	1,927,299
The motion was carried on a show of hands as an ordinary resolution.

5	Grant of Employee Options to Dr Alan Robertson

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy’s discretion
53,317,285	8,510,487	96,952	588,373
The motion was carried on a show of hands as an ordinary resolution.

6	Grant of Employee Options to Dr John Villiger

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy’s discretion
48,721,097	12,456,675	746,952	588,373
The motion was carried on a show of hands as an ordinary resolution.

7	Modification to Constitution

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy’s discretion
61,716,511	108,998	97,147	2,045,332
The motion was carried on a show of hands as a special resolution.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: 06 November 2007	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer